June 23, 2017

VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attn: Joshua Shainess
Re:     Bridgepoint Education, Inc.
Registration Statement on Form S-3
File No. 333- 218481
Acceleration Request

Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, Bridgepoint Education, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-3 (File No. 333- 218481) (the “Registration Statement”) be accelerated so that it will be declared effective at 3:00 p.m., Eastern Time, on Tuesday, June 27, 2017, or as soon thereafter as is practicable.
Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Dan Horwood at (858) 350-2313.

Sincerely,
/s/ Diane L. Thompson
Diane L. Thompson
Executive Vice President, Secretary and General Counsel

cc:	Andrew S. Clark, President and Chief Executive Officer, Bridgepoint Education, Inc.
Kevin Royal, Executive Vice President, Chief Financial Officer, Bridgepoint Education, Inc.
Matthew Mitchell, Senior Vice President and Deputy General Counsel, Bridgepoint Education, Inc.
Martin J. Waters, Wilson, Sonsini, Goodrich & Rosati, P.C.
Dan Horwood, Wilson, Sonsini, Goodrich & Rosati, P.C.

8620 Spectrum Center Blvd, San Diego, CA 92123